NUVEEN ENHANCED HIGH YIELD MUNICIPAL BOND FUND (THE “FUND”)

SUPPLEMENT DATED NOVEMBER 28, 2022

TO THE FUND’S PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION (“SAI”),

EACH DATED JULY 29, 2022

Nuveen Fund Advisors, LLC has agreed to reduce, and the Board of Trustees of the Fund has approved a change to, the Fund’s operating expense ratio waiver from 1.25% to 1.05% of the average daily Managed Assets of any class of the Fund’s shares, effective December 1, 2022. Accordingly, effective December 1, 2022, the Prospectus and SAI are amended as follows:

1.	The “Annual Fund Operating Expenses” table contained in the “Summary of Fund Expenses” section of the Prospectus is hereby deleted and replaced with the following:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
	Percentage of Net Assets Attributable to Common Shares(1)
	Class I	Class A1	Class A2(2)

Management Fees(3)	1.25%	1.25%	1.25%
Distribution and/or Service (12b-1) Fees	-	0.75%	0.50%
Interest and Related Expenses(4)	0.29%	0.29%	0.29%
Other Expenses(5)	0.51%	0.62%	0.62%
Total Annual Fund Operating Expenses	2.05%	2.91%	2.66%
Fee Waivers and/or Expense Reimbursements(6)	(0.59)%	(0.59)%	(0.59)%
Total Annual Fund Operating Expenses After Fee Waivers and Expense Reimbursements	1.46%	2.32%	2.07%
(1)	Stated as percentages of average net assets attributable to Common Shares for the fiscal period ended March 31, 2022.
(2)	Class A2 Common Share expenses are based on estimated amounts for the current fiscal year.
(3)

The “Management Fees” shown in the fee table are higher than the contractual management fee rates because the “Management Fees” in the table are calculated as a percentage of the Fund’s average net assets applicable to Common Shares, rather than the Fund’s Managed Assets. Managed Assets includes assets attributable to leverage. The management fee consists of a fund-level fee and complex-level fee. For the fiscal period ended March 31, 2022, the Fund-level fee was 0.7992% of Managed Assets or 1.0519% of Net Assets Attributable to Common Shares and the complex-level fee was 0.1535% of Managed Assets or 0.2020% of Net Assets Attributable to Common Shares. See “Management of the Fund—Investment Management and Sub-Advisory Agreements” for a complete discussion of how the Management Fee is calculated.

(4)

Interest and Other Related Expenses reflect actual expenses and fees for leverage incurred by the Fund for the fiscal period ended March 31, 2022. Actual Interest and Other Related Expenses incurred in the future may be higher or lower. If short-term market interest rates rise in the future, and if the Fund continues to maintain leverage the cost of which is tied to short-term interest rates, the Fund’s interest expenses on its short-term borrowings can be expected to rise in tandem. The Fund’s use of leverage will increase the amount of management fees paid to Nuveen Fund Advisors and Nuveen Asset Management.
(5)

Other Expenses are estimated for the current fiscal year based on the Fund’s fees and expenses for the fiscal period ended March 31, 2022. Expenses attributable to the Fund’s investments, if any, in other investment companies are currently estimated not to exceed 0.01%. See “Portfolio Composition and Other Information—Other Investment Companies” in the SAI.

(6)

Nuveen Fund Advisors has agreed to waive fees and/or reimburse expenses through July 31, 2024, so that the total annual operating expenses of the Fund (excluding any distribution and/or service fees that may be applicable to a particular class of shares, issuance and dividend costs of Preferred Shares that may be issued by the Fund, interest expenses, taxes, acquired fund fees and expenses, fees incurred in acquiring and disposing of portfolio securities, litigation expenses and extraordinary expenses) do not exceed 1.05% of the average daily Managed Assets of any class of Fund shares. This expense limitation may be terminated or modified prior to that date only with the approval of the Board of Trustees.

2.	The information appearing under the heading “Example” in the “Summary of Fund Expenses” section of the Prospectus is hereby deleted and replaced with the following:

 Example

As required by relevant SEC regulations, the following example illustrates the expenses that you would pay on a $1,000 investment in the Common Shares, assuming a 5% annual return(1):

	Class I Common Shares	Class A1 Common Shares	Class A2 Common Shares

1 Year	$15	$48	$21

3 Years	$55	$104	$73

5 Years	$101	$166	$132

10 Years	$230	$333	$292
(1)

The example above should not be considered a representation of future expenses. Actual expenses may be higher or lower than those shown. The example assumes that the estimated Dividend Cost on Preferred Shares and Other Expenses set forth in the Annual Expenses table are accurate, that the Annual Fund Operating Expenses (as described above) remain the same and that the fee waiver and/or expense reimbursement currently in place is not renewed beyond July 31, 2024. Actual expenses may be greater or less than those assumed. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% annual return shown in the example.

3.

The fourth paragraph of the subsection of the Prospectus titled “Investment Management and Subadvisory Agreements,” which is contained in the “Management of the Fund” section, is hereby deleted and replaced with the following:

Nuveen Fund Advisors has agreed to waive fees and/or reimburse expenses through July 31, 2024, so that the total annual operating expenses of the Fund (excluding any distribution and/or service fees that may be applicable to a particular class of shares, issuance and dividend costs of Preferred Shares that may be issued by the Fund, interest expenses, taxes, acquired fund fees and expenses, fees incurred in acquiring and disposing of portfolio securities, litigation expenses and extraordinary expenses) do not exceed 1.05% of the average daily Managed Assets of any class of Fund shares. This expense limitation may be terminated or modified prior to that date only with the approval of the Board of Trustees.

4.	The fifth paragraph of the section of the SAI titled “Investment Adviser” is hereby deleted and replaced with the following:

Nuveen Fund Advisors has agreed to waive fees and/or reimburse expenses through July 31, 2024, so that the total annual operating expenses of the Fund (excluding any distribution and/or service fees that may be applicable to a particular class of shares, issuance and dividend costs of Preferred Shares that may be issued by the Fund, interest expenses, taxes, acquired fund fees and expenses, fees incurred in acquiring and disposing of portfolio securities, litigation expenses and extraordinary expenses) do not exceed 1.05% of the average daily Managed Assets of any class of Fund shares. This expense limitation may be terminated or modified prior to that date only with the approval of the Board of Trustees.

PLEASE KEEP THIS WITH YOUR

FUND’S PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION

FOR FUTURE REFERENCE

RGN-HYIFSAI-1122P